UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Announces Appointment of Ron Bentsur as Chief Executive Officer

Rehovot, Israel; Tuesday, 3 January 2006 - XTL Biopharmaceuticals, Ltd. ("XTLbio") (LSE: XTL; NASDAQ: XTLB; TASE: XTL), a biopharmaceutical company developing drugs against hepatitis, announced today the appointment of Ron Bentsur as Chief Executive Officer of the Company. Ron Bentsur is based in the US.

Michael S. Weiss, Chairman of XTLbio’s Board of Directors, stated, “On behalf of the Board, I want to welcome Ron Bentsur to XTLbio. Ron is an experienced biotechnology executive with a track record for assisting in creating shareholder value. I believe that Ron’s excellent and longstanding relationships with the biotechnology investment, research and banking communities in the US and Europe will be a true asset to the Company. I am confident that under Ron’s dedicated leadership, XTLbio will continue along its trajectory towards success and become a major player in the biotechnology sector.”

“I am extremely excited about this opportunity,” said Mr. Bentsur. “I look forward to working with the XTLbio management team to continue to build long-term value in the Company. I am eager to begin to leverage our capabilities to position the Company for long-term success.”

Ron Bentsur has nearly a decade of experience in the biotech industry. Most recently, Mr. Bentsur served as Vice President, Finance and Investor Relations of Keryx Biopharmaceuticals, a position he has held since June 2003. From October 2000 to June 2003, Mr. Bentsur served as Director of Investor Relations at Keryx. From July 1998 to October 2000, he served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/ biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker at ING Barings Furman Selz. Mr. Bentsur holds a BA in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an MBA, Magna Cum Laude, from New York University’s Stern Graduate School of Business.

During an interim transitional period, Mr. Bentsur will continue to serve as Vice President, Finance and Investor Relations of Keryx Biopharmaceuticals, Inc.

Contact XTLbio:
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTLbio
XTL Biopharmaceuticals Ltd (“XTLbio”) is engaged in the research, development and commercialization of therapeutics for the treatment of infectious diseases, with a particular focus on hepatitis C. XTLbio’s most advanced therapeutic in Hepatitis C is XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s second Hepatitis C therapeutic is XTL-2125 - a small molecule inhibitor of the hepatitis C Virus polymerase - expected to enter Phase 1 clinical trials in 1H2006. XTLbio hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors. In 2004, XTLbio licensed HepeX-B - an antibody therapeutic against hepatitis B - to Cubist Pharmaceuticals. XTLbio is publicly traded on the London, NASDAQ, and Tel-Aviv Stock Exchanges (LSE: XTL; NASDAQ: XTLB; TASE: XTL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 3, 2006	By:	/s/ Jonathan Burgin

Jonathan Burgin Chief Financial Officer